UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 14, 2016

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On July 14, 2016, NewLead Holdings Ltd. (the “Company”) issued a press release highlighting the Company’s bitumen tanker segment capabilities and its performance from 2015 by reiterating its operating revenues from the operation of the Company’s bitumen tanker vessels. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2016

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer